UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.  )*
Chain Bridge Bancorp, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share (the Shares)

(Title of Class of Securities)

15746L100

(CUSIP Number)

October 4, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X  Rule 13d-1(b)
   Rule 13d-1(c)
   Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hingham Unpledged Securities Corporation (fully owned subsidiary of Hingham Institution for Savings)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)

SEC USE ONLY

ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

SOLE VOTING POWER
238,633
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
238,633
SHARED DISPOSITIVE POWER
0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,633

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.83%

TYPE OF REPORTING PERSON
BK

Item 1.
Name of Issuer
Chain Bridge Bancorp, Inc.
Address of Issuer Principal Executive Offices
1445-A Laughlin Avenue, McLean, VA 22101
Item 2.
Name of Person Filing
This Schedule 13G is being jointly filed by Hingham Institution for Savings and its fully owned subsidiary Hingham Unpledged Securities Corporation.
Address of the Principal Office or, if none, residence
The address of the Reporting Persons is 55 Main Street, Hingham, MA 02043
Citizenship
Hingham Institution for Savings and its fully owned subsidiary Hingham Unpledged Securities Corporation are organized under the laws of the Commonwealth of Massachusetts.
Title of Class of Securities
Class A common stock, par value $0.01 per share
CUSIP Number
15746L100

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
X Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
 An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
 An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
 A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
 A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);
 Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Amount beneficially owned: 238,633 shares.
Percent of class: 8.83%
Number of shares as to which the person has:
Sole power to vote or to direct the vote. 238,633
Shared power to vote or to direct the vote 0
Sole power to dispose or to direct the disposition of 238,633
Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Hingham Institution for Saving acquired the security via its fully owned subsidiary, the Hingham Unpledged Securities Corporation. This Corporation is organized under the laws of the Commonwealth of Massachusetts.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/25/2024
Date

/s/ Cristian A. Melej
Signature

Cristian A. Melej - Chief Financial Officer
Name/Title